UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934


                        AEGIS COMMUNICATIONS GROUP, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                   00760B105
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                                 (CUSIP Number)


                                Deutsche Bank AG
                         c/o DB Alternative Trading Inc.
                    280 Park Avenue, New York, New York 10017
                                 (212) 469-7471
                              Attn: General Counsel

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 23, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|  |.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 9 pages)

                                  SCHEDULE 13D


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CUSIP No.  00760B105                                   Page 2 of 9 Pages
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     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Deutsche Bank AG
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) | X|
                                                                       (b) |  |
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     3    SEC USE ONLY
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     4    SOURCE OF FUNDS
             WC (See Item 3)
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |  |
          PURSUANT TO ITEMS 2(d) or 2(e)
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     6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Deutsche Bank AG is organized under the laws of the
              Federal Republic of Germany.
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  NUMBER OF        7    SOLE VOTING POWER
   SHARES               0  (SEE ITEM 5)
 BENEFICIALLY  ----------------------------------------------------------------
  OWNED BY         8    SHARED VOTING POWER
    EACH                113,303,304  (SEE ITEM 5)
  REPORTING    ----------------------------------------------------------------
   PERSON          9    SOLE DISPOSITIVE POWER
    WITH                0  (SEE ITEM 5)
               ----------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        113,303,304  (SEE ITEM 5)

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    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             113,303,304  (SEE ITEM 5)
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    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                 |  |

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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.1%  (SEE ITEM 5)

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    14    TYPE OF REPORTING PERSON

             BK
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


-------------------------------------         ---------------------------------
CUSIP No.  00760B105                          Page 3 of 9 Pages
-------------------------------------         ---------------------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DB Alternative Trading Inc.
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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                       (b) | |
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     3     SEC USE ONLY

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     4     SOURCE OF FUNDS

             AF

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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                 |  |

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     6     CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware

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  NUMBER OF        7    SOLE VOTING POWER
   SHARES               0  (SEE ITEM 5)
 BENEFICIALLY   ---------------------------------------------------------------
  OWNED BY         8    SHARED VOTING POWER
    EACH                113,303,304  (SEE ITEM 5)
  REPORTING     ---------------------------------------------------------------
   PERSON          9    SOLE DISPOSITIVE POWER
    WITH                0  (SEE ITEM 5)
                ---------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        113,303,304  (SEE ITEM 5)

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    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             113,303,304  (SEE ITEM 5)
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    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                 |  |

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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.1%  (SEE ITEM 5)

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   14     TYPE OF REPORTING PERSON
            IA
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




Item 1.  Security and Issuer.

         This Amendment No. 3 (this "Amendment") amends the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on November 14, 2003, as amended on April 22, 2004, and as further amended on August 19, 2004. The class of equity securities to which this Amendment relates is a certain number of shares of common stock, par value $.01 per share (the "Common Stock"), of Aegis Communications Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7880 Bent Branch Drive, Suite 150, Irving, Texas 75063. The following amendments to Items 3, 4, 5, 6 and 7 are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The response set forth in (a) and (b) of Item 5 of the Schedule 13D is hereby amended by deleting the fourth sentence of the first paragraph and replacing it with the following:

         "On December 16, 2004, pursuant to Essar's Call Option under the Option Agreement, Essar exercised its right to compel Deutsche Bank to sell 150,000,000 shares of Common Stock for $0.015 per share, for an aggregate purchase price of $2,250,000.00, reducing the number of shares of Common Stock beneficially owned by Deutsche Bank to 113,303,304. Based on the 659,577,422 shares of Common Stock outstanding, Deutsche Bank beneficially owns approximately 17.1% of the outstanding Common Stock."

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding the following paragraph after the last paragraph in Item 6:

         "On December 1, 2004, Deutsche Bank exercised its Debt Put Option. Pursuant to the Option Agreement, Deutsche Bank sold to Essar 80% of the then outstanding debt represented by the Note for a purchase price of $7,443,947.62 on December 15, 2004. On December 16, 2004, Essar exercised its Call Option. Pursuant to the Option Agreement, Deutsche Bank sold to Essar 150,000,000 shares of Common Stock for a purchase price of $2,250,000.00 on December 23, 2004."

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:   December 28, 2004

                            Deutsche Bank AG


                            By: /s/ Pasquale Antolino
                                ------------------------
                                Name:  Pasquale Antolino
                                Title: Associate



                            DB ALTERNATIVE TRADING INC.


                            By:  /s/ Jon Hitchon
                                 ---------------------
                                 Name:  Jon Hitchon
                                 Title: Chief Operating Officer


                            By:  /s/ Rob Wolfson
                                ---------------------
                                 Name:  Rob Wolfson
                                 Title: Director

                                  EXHIBIT INDEX

Exhibit 1:  Joint Filing Agreement*

Exhibit 2: Purchase Agreement, dated November 5, 2003, among the Company, Deutsche Bank, acting through its London Branch and DB Advisors and Essar*

Exhibit 3: Registration Rights Agreement, dated November 5, 2003, by and among the Company, Deutsche Bank, acting through its London Branch and DB Advisors, Essar, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, ITC Services Company, Edward Blank and The Edward Blank 1995 Grantor Retained Annuity Trust*

Exhibit 4: Stockholders Agreement, dated November 5, 2003, by and among Aegis, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners I 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, Deutsche Bank, acting through its London Branch and DB Advisors and Essar*

Exhibit 5: Warrant to Purchase 33,974,174 shares of Common Stock of Aegis issued on November 5, 2003 to Deutsche Bank**

Exhibit 6: Warrant to Purchase 229,329,130 shares of Common Stock of Aegis issued on April 21, 2004 to Deutsche Bank**

Exhibit 7: Option Agreement, dated as of August 19, 2004 between Deutsche Bank, acting through its London Branch and DB Advisors and Essar



*   Filed as an exhibit to the Schedule 13D on November 14, 2003.
**  Filed as an exhibit to Amendment No. 1 to the Schedule 13D on April 21,
    2004.